LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR

THE STUDIO CREATIVE GROUP, LLC

A MEMBER *-Managed Limited Liability Company*

ARTICLE I
Company Formation

1.1   **FORMATION**. The Members hereby form a Limited Liability Company ("Company") subject to the provisions of the Limited Liability Company Act as currently in effect as of this date. Articles of Organization shall be filed with the Secretary of State.

1.2   **NAME**. The name of the Company shall be: THE STUDIO CREATIVE GROUP, LLC .

1.3   **REGISTERED AGENT**. The name and location of the registered agent of the Company shall be:

JOSEPH ROSS MAXWELL

1012 E. MICHIGAN AVE.
DELAND, FL 32724

1.4   **TERM**. The Company shall continue for a perpetual period.

(a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the Members; or

(c) The death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or

(d) Any other event causing dissolution of this Limited Liability Company under the laws of the State of FLORIDA .

1.5   **CONTINUANCE OF COMPANY**. Notwithstanding the provisions of ARTICLE 1.4, in the event of an occurrence described in ARTICLE 1.4(c), if there are at least two remaining Members, said remaining Members shall have the right to continue the business of the Company. Such right can be exercised only by the unanimous vote of the remaining

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Members within ninety (90) days after the occurrence of an event described in ARTICLE 1.4(c). If not so exercised, the right of the Members to continue the business of the Company shall expire.

1.6   **BUSINESS PURPOSE**. The purpose of the Company is to <u>VIDEO AND AUDIO PRODUCTION, AS</u> <u>WELL AS INSTRUCTION IN THE PERFORMING ARTS</u>

_____

1.7   **PRINCIPAL PLACE OF BUSINESS**. The location of the principal place of business of the Company shall be:

<u>1012 E. MICHIGAN AVE.</u>

<u>DELAND, FL 32724</u>

_____

Principal place of business may be changed at a location the Managers from time to time select.

1.8   **THE MEMBERS**. The name and place of residence of each member are contained in Exhibit 2 attached to this Agreement.

1.9   **ADMISSION OF ADDITIONAL MEMBERS**. Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company, without the prior unanimous written consent of the Members.

ARTICLE II
Capital Contributions

2.1   **INITIAL CONTRIBUTIONS**. The Members initially shall contribute to the Company capital as described in Exhibit 3 attached to this Agreement. The agreed total value of such property and cash is <u>2200.00</u>.

2.2   **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 6.2, no Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE III
Profits, Losses and Distributions

3.1   **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 2 as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2   **DISTRIBUTIONS**. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV
Management

4.1   **MANAGEMENT OF THE BUSINESS**. The name and place of residence of each Manager is attached as Exhibit 1 of this Agreement. By a vote of the Members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 as amended from time to time, shall elect so many Managers as the Members determine, but no fewer than one, with one Manager elected by the Members as Chief Executive Manager. The elected Manager(s) may either be a Member or Non-Member.

4.2   **MEMBERS**. The liability of the Members shall be limited as provided pursuant to applicable law. Members that are not Managers shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

4.3   **POWERS OF MANAGERS**. The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4	**CHIEF EXECUTIVE MANAGER**. The Chief Executive Manager shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Managers.

4.5	**NOMINEE**. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.6	**COMPANY INFORMATION**. Upon request, the Managers shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 4.6 shall be at the requesting Member's expense.

4.7	**EXCULPATION**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

4.8	**INDEMNIFICATION**. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.9	**RECORDS**. The Managers shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member;

(b) a copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

(c)   copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE V
Compensation

5.1   **MANAGEMENT FEE**. Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

5.2   **REIMBURSEMENT**. The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE VI
Bookkeeping

6.1   **BOOKS**. The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The company's accounting period shall be the calendar year.

6.2   **MEMBER'S ACCOUNTS**. The Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) any additional capital contribution made by him/her;

(b) credit balances transferred from his distribution account to his capital account; and decreased by:

(a) distributions to him/her in reduction of Company capital;

(b) the Member's share of Company losses if charged to his/her capital account.

6.3   **REPORTS**. The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII
Transfers

7.1   **ASSIGNMENT**. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of his interest in the Company, such Member shall first make a written offer to sell such interest to the other Members at a price determined by mutual agreement. If such other Members decline or fail to elect such interest within thirty (30) days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee shall have no right to participate in the management of the business and affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

CERTIFICATE OF FORMATION

This Company Operating Agreement is entered into and shall become effective as of the Effective Date by and among the Company and the persons executing this Agreement as Members. It is the Members express intention to create a limited liability company in accordance with applicable law, as currently written or subsequently amended or redrafted.

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member, the agreement consisting of 10 pages, constitutes, together with Exhibit 1, Exhibit 2 and Exhibit 3 (if any), the Operating Agreement of THE STUDIO CREATIVE GROUP, LLC, adopted by the members as of MARCH, 20 2017.

Members:

________________________________ **Printed Name** ALLISON P. MAXWELL

Signature

Percent: 50 %

________________________________ **Printed Name** JOSEPH R. MAXWELL

Signature

Percent: 50 %

________________________________ **Printed Name** ________________________

Signature

Percent: _____%

________________________________ **Printed Name** ________________________

Signature

Percent: _____%

EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR

THE STUDIO CREATIVE GROUP, LLC

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

_____

Printed Name ALLISON P. MAXWELL_____
Chief Executive Manager

1012 E. MICHIGAN AVE_____ Address
DELAND, FL 32724_____
_____

_____

Printed Name JOSEPH R. MAXWELL_____
Title PRESIDENT & COO_____

1012 E. MICHIGAN AVE._____ Address
DELAND, FL 32724_____
_____

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this 20_____day of MARCH_____, 20 17_____.

_____ Printed Name ALLISON P. MAXWELL_____
Signature of Member

_____ Printed Name JOSEPH R. MAXWELL_____
Signature of Member

_____ Printed Name _____
Signature of Member

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR

THE STUDIO CREATIVE GROUP, LLC

LISTING OF MEMBERS

As of the ___20___ day of ___MARCH___, 20___17___ the following is a list of Members of the Company:

Name ___ALLISON P. MAXWELL___   **Percent** ___50___%

Address ___1012 E. MICHIGAN AVE, DELAND, FL 32724___

Name ___JSOEPH R. MAXWELL___   **Percent** ___50___%

Address ___1012 E. MICHIGAN AVE., DELAND, FL 32724___

Name _____   **Percent** _____%

Address _____

Name _____   **Percent** _____%

Address _____

Authorized by Member(s) to provide Member Listing as of this ___20___ day of ___MARCH___, 20___17___.

_____   _____
Signature of Member   Signature of Member

_____   _____
Signature of Member   Signature of Member

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR

THE STUDIO CREATIVE GROUP, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $ 2200_____. The description and each individual portion of this initial contribution is as follows:

ALLISON P. MAXWELL - CASH _____ $ 500_____

JOSEPH R. MAXWELL - CASH _____ $ 500_____

JOSEPH R. MAXWELL - PANASONIC LUMIX GH4 CAMERA _____ $ 1200_____

_____ $_____

_____ $_____

_____ $_____

_____ $_____

_____ $_____

_____ $_____

SIGNED AND AGREED this 20 day of MARCH , 20 17 .

_____   _____
Member   Member

_____   _____
Member   Member